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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           ---------------------------

                                 SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                      DATA PROCESSING RESOURCES CORPORATION
          -------------------------------------------------------------
                            (Name of Subject Company)

                              COMP ACQUISITION CO.
                              COMPUWARE CORPORATION
          -------------------------------------------------------------
                                    (Bidder)

                           COMMON STOCK, NO PAR VALUE
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                    237823109
          -------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                           THOMAS COSTELLO, JR., ESQ.
                              COMP ACQUISITION CO.
                              COMPUWARE CORPORATION
                           31440 NORTHWESTERN HIGHWAY
                         FARMINGTON HILLS, MI 48334-2564
                            TELEPHONE: (248) 737-7300
          -------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                   COPIES TO:
                              DAVID W. HEALY, ESQ.
                             DOUGLAS N. COGEN, ESQ.
                               FENWICK & WEST LLP
                              TWO PALO ALTO SQUARE
                               PALO ALTO, CA 94306
                            TELEPHONE: (650) 494-0600

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        This Amendment No. 2 (this "Amendment") amends and supplements the
Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on June 30, 1999, as amended by Amendment No. 1 thereto filed on July 6, 1999 (the "Schedule 14D-1"), relating to the offer by COMP Acquisition Co., a California corporation ("Purchaser") and wholly owned subsidiary of Compuware Corporation, a Michigan corporation ("Compuware"), to purchase all outstanding shares of Common Stock, no par value (the "Shares"), of Data Processing Resources Corporation, a California corporation (the "Company"), at $24.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 30, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer and the Schedule 14D-1.

        Item 4 of the Schedule 14D-1 is hereby amended by inserting the following at the conclusion thereof:

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The Offer to Purchase, in Section 9 under the heading "Source and Amount of Funds," describes the source of funds to be used by the Company to repurchase its 5 1/4% Convertible Subordinated Notes due 2005 (the "Notes"). That description is clarified as follows:

        As indicated in Section 10 of the Offer to Purchase under the heading "Convertible Notes," the Company will be required under the terms of the Notes to commence, within 25 business days after the earlier of the consummation of this Offer or the Merger, an offer to repurchase the Notes for the aggregate principal amount of $115 million plus accrued interest. The Company is required to pay the purchase price for any Notes tendered within 45 business days after the earlier of the consummation of this Offer or the Merger. It is anticipated that the Merger will occur before the Company makes such repurchase offer and that the funds for the Company's repurchase will be provided by Compuware.


        Item 10 of the Schedule 14D-1 is hereby amended by inserting the following at the conclusion of paragraph (f) thereof:

ITEM 10. ADDITIONAL INFORMATION.

        The Offer to Purchase, in Section 14 under the heading "Certain Conditions of this Offer" (in the second paragraph thereof), describes the right of Purchaser to terminate or amend this Offer or to decline to accept Shares for payment or to pay for Shares in the event that any of certain conditions exist and is continuing. That description is clarified as follows:

        Notwithstanding any other provision of this Offer or the Merger Agreement, Purchaser will not be required to accept for payment or (subject to the Securities and Exchange Commission's rules) to pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend this Offer, if, upon or before the scheduled expiration date of this Offer (as extended, if applicable), any of the conditions set forth in items (i) through (vi) set forth in Section 10 of the Offer to Purchase exists and is continuing.


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                                    SIGNATURE

    After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

July 19, 1999

                                       COMP ACQUISITION CO.

                                       By:     /S/ THOMAS COSTELLO, JR.
                                               ---------------------------------
                                       Name:   Thomas Costello, Jr.
                                       Title:  Vice President, Secretary and
                                                 Treasurer


                                       COMPUWARE CORPORATION

                                       By:     /S/ LAURA FOURNIER
                                               ---------------------------------
                                       Name:   Laura Fournier
                                       Title:  Senior Vice President and
                                                 Chief Financial Officer